Exhibit 3

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007
(Unaudited)
(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007
(Unaudited)
(In thousands of U.S. dollars)

CONTENTS

Page

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Shareholders’ Equity	5 -6

Consolidated Statements of Cash Flows	7 - 8

Notes to the Consolidated Financial Statements	9 - 15

# # # # # #

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (in thousands)

	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$306,923	$84,564
Short-term bank deposits	14,464	836
Available for sale marketable securities	95,297	2,106
Trade receivables, (net of allowance for doubtful accounts in the amount of $3,956 and $3,390 as of September 30, 2007 and December 31, 2006, respectively)	411,022	384,487
Other receivables and prepaid expenses	112,906	78,836
Inventories, net of advances	435,548	371,962
Total current assets	1,376,160	922,791

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership	64,245	235,723
Compensation receivable in respect of fire damages, net	15,530	15,530
Long-term bank deposits and trade receivables	10,498	6,030
Deferred income taxes	18,720	8,783
Severance pay fund	223,590	160,620
	332,583	426,686

PROPERTY, PLANT AND EQUIPMENT, NET	336,283	294,628

INTANGIBLE ASSETS:
Goodwill	331,674	58,401
Other intangible assets, net	309,271	70,594
	640,945	128,995

	$2,685,971	$1,773,100

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (in thousands, except share data)

	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
CURRENT LIABILITIES:
Short-term bank credit and loans	$19,372	$17,802
Current maturities of long-term loans	16,052	10,199
Trade payables	228,957	158,361
Other payables and accrued expenses	441,645	274,799
Customers advances and amounts in excess of costs incurred on contracts in progress	493,671	349,724
Total current liabilities	1,199,697	810,885

LONG-TERM LIABILITIES:
Long-term loans	431,311	125,266
Advances from customers	153,383	126,769
Deferred income taxes and tax reserve	95,078	20,658
Accrued termination liability	280,980	189,067
	960,752	461,760

MINORITY INTERESTS	11,912	6,871

SHAREHOLDERS’ EQUITY:
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
Authorized - 80,000,000 shares as of September 30, 2007 and December 31, 2006;
Issued - 42,462,273 and 42,425,595 shares as of September 30, 2007 and December 31, 2006, respectively;
Outstanding - 42,053,352 and 42,016,674 shares as of September 30, 2007 and December 31, 2006, respectively	11,885	11,876
Additional paid-in capital	293,443	289,026
Accumulated other comprehensive loss	(21,434)	(16,746)
Retained earnings	234,037	213,749
Treasury shares - 408,921 shares as of September 30, 2007 and December 31, 2006	(4,321)	(4,321)
	513,610	493,584
	$2,685,971	$1,773,100

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (in thousands, except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2007	2006	2007	2006	2006
	(Unaudited)		(Unaudited)		(Audited)

Revenues	$1,390,705	$1,055,855	$518,947	$376,670	$1,523,243
Cost of revenues	1,020,022	782,605	378,755	280,538	1,149,768
Restructuring expenses	10,482	-	-	-	-
Gross profit	360,201	273,250	140,192	96,132	373,475

Research and development costs, net	87,594	64,363	34,520	24,574	92,232
Marketing and selling expenses	113,134	81,027	41,558	27,397	111,880
General and administrative expenses	73,182	57,454	28,764	19,727	77,505
In-process research and development write-off	16,560	-	-	-	-
	290,470	202,844	104,842	71,698	281,617

Operating income	69,731	70,406	35,350	24,434	91,858

Financial expenses, net	(8,698)	(15,363)	(736)	(4,445)	(21,456)
Other income (expenses), net	82	391	(13)	231	1,814
Income before taxes on income	61,115	55,434	34,601	20,220	72,216
Taxes on income	21,311	16,645	9,189	7,279	20,694
	39,804	38,789	25,412	12,941	51,522
Equity in net earnings of affiliated companies and partnership	10,021	8,189	4,248	4,575	14,743
Minority interests in losses (earnings) of subsidiaries	(5,042)	1,304	(3,285)	1,227	5,977
Net income	$44,783	$48,282	26,375	$18,743	$72,242

Earnings per share
Basic net earnings per share	$1.07	$1.17	$0.63	$0.45	$1.75

Diluted net earnings per share	$1.06	$1.15	$0.62	$0.45	$1.72

Number of shares used in computation of basic net earnings per share	42,036	41,165	42,045	41,360	41,340

Number of shares used in computation of Diluted net earnings per share	42,372	41,819	42,307	41,913	41,880

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars (in thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total comprehensive income
Balance as of January 1, 2006	40,966,624	$11,636	$278,679	$(1,340)	$166,123	$(4,321)	$450,777
Exercise of options	1,050,050	240	8,008	-	-	-	8,248
Tax benefit in respect of options exercised	-	-	2,144	-	-	-	2,144
Stock based compensation	-	-	195	-	-	-	195
Dividends declared	-	-	-	-	(24,616)	-	(24,616)
Other comprehensive income (loss), net of tax:
Unrealized loss on derivative instruments	-	-	-	(15,642)	-	-	(15,642)	$(15,642)
Foreign currency translation differences	-	-	-	2,034	-	-	2,034	2,034
Increase in additional minimum pension liability per FAS 87	-	-	-	2,603	-	-	2,603	2,603
Adjustment for adoption of FAS 158 for the pension plans as of December 31, 2006	-	-	-	(4,341)	-	-	(4,341)	-
Adjustment for adoption of FAS 158 for the post medical plan as of December 31, 2006	-	-	-	(252)	-	-	(252)	-
Unrealized gain on available for sale securities	-	-	-	192	-	-	192	192
Net income	-	-	-	-	72,242	-	72,242	72,242
Total comprehensive income								$61,429
Balance as of December 31, 2006	42,016,674	$11,876	$289,026	$(16,746)	$213,749	$(4,321)	$493,584
Exercise of options	36,678	9	634	-	-	-	643
Tax benefit in respect of options exercised	-	-	146	-	-		146
Stock based compensation	-	-	3,637	-	-		3,637
Dividends paid	-	-	-	-	(19,649)	-	(19,649)
Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48)	-	-	-	-	(4,846)	-	(4,846)
Other comprehensive income (loss), net of tax:
Unrealized losses on derivative instruments	-	-	-	(7,216)	-	-	(7,216)	(7,216)
Foreign currency translation differences	-	-	-	1,698	-	-	1,698	1,698
Unrealized gain on available for sale securities	-	-	-	830	-	-	830	830
Net income	-	-	-		44,783	-	44,783	44,783
Total comprehensive income								$40,095
Balance as of September 30, 2007 (Unaudited)	42,053,352	$11,885	$293,443	$(21,434)	$234,037	$(4,321)	$513,610

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars (in thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Total shareholders’ equity	Total comprehensive income
Balance as of July 1, 2006 (Unaudited)	41,216,786	$11,670	$280,682	$(8,916)	$183,861	$(4,321)	$462,976
Exercise of options	403,316	114	3,111	-	-	-	3,225
Tax benefit in respect of options exercised	-	-	902	-	-	-	902
Dividends paid	-	-	-	-	(6,240)	-	(6,240)
Other comprehensive income (loss):
Unrealized gains on derivative instruments	-	-	-	(2,064)	-	-	(2,064)	$(2,064)
Foreign currency translation differences	-	-	-	744	-	-	744	744
Unrealized gain from securities	-	-	-	123	-	-	123	123
Net income	-	-	-	-	18,743	-	18,743	18,743
Total comprehensive income								$17,546
Balance as of September 30, 2006 (Unaudited)	41,620,102	$11,784	$284,695	$(10,113)	$196,364	$(4,321)	$478,409

Balance as of July 1, 2007 (Unaudited)	42,042,089	$11,882	$291,532	$(16,162)	$214,259	$(4,321)	$497,190
Exercise of options	11,263	3	353	-	-	-	356
Tax benefit in respect of options exercised	-	-	82	-	-	-	82
Stock based compensation	-	-	1,476	-	-	-	1,476
Dividends paid	-	-	-	-	(6,597)	-	(6,597)
Other comprehensive income (loss):
Unrealized gains on derivative instruments	-	-	-	(5,135)	-	-	(5,135)	$(5,135)
Foreign currency translation differences	-	-	-	673	-	-	673	673
Adjustment for adoption of FAS 158 for the post medical plan as of December 31, 2006	-	-	-	(1,163)	-	-	(1,163)	(1,163)
Unrealized gain from securities	-	-	-	353	-	-	353	353
Net income	-	-	-	-	26,375	-	26,375	26,375
Total comprehensive income								$21,103
Balance as of September 30, 2007 (Unaudited)	42,053,352	$11,885	$293,443	$(21,434)	$234,037	$(4,321)	$513,610

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (in thousands)

	Nine months ended September 30,		Year ended December 31,
	2007	2006	2006
	(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$44,783	$48,282	$72,242
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,980	43,831	58,500
Purchased in process R&D	16,560	-	-
Stock based compensation	3,637	-	195
Deferred income taxes	(21,162)	(1,630)	(4,659)
Accrued severance pay, net	(3,583)	(8,809)	(5,197)
Gain on sale of property and equipment	(918)	(1,242)	(2,351)
Minority interests in earnings (losses) of subsidiaries	5,042	(1,304)	(5,977)
Equity in net earnings of affiliated companies and partnership, net of dividend received (*)	(407)	(1,042)	(1,696)
Changes in operating assets and liabilities:
Increase in short-term and long-term receivables and prepaid expenses	(13,101)	(6,318)	(58,793)
Increase in inventories	(52,039)	(59,779)	(69,974)
Increase in trade payables, other payables and accrued expenses	76,714	43,665	75,869
Increase in advances received from customers	92,723	94,311	142,844
Other adjustments	5	(75)	(35)
Net cash provided by operating activities	214,234	149,890	200,968

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(65,903)	(44,277)	(64,809)
Acquisition of subsidiaries and businesses (Schedule A)	(353,175)	-	-
Investments in affiliated companies	(556)	(31,232)	(31,930)
Proceeds from sale of property, plant and equipment	3,922	4,057	5,705
Proceeds from sale of investment	-	-	5,000
Investment in long-term bank deposits	(3,130)	(710)	(880)
Proceeds from sale of long-term bank deposits	16,473	695	780
Short-term bank deposits, net	115,904	(1,781)	(862)
Net cash used in investing activities	(286,465)	(73,248)	(86,996)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	643	5,122	8,248
Repayment of long-term bank loans	(119,234)	(286,961)	(188,723)
Receipt of long-term bank and other loans	429,567	203,853	85,053
Dividends paid	(19,647)	(18,041)	(24,322)
Tax benefit in respect of options exercised	146	1,042	2,144
Change in short-term bank credit and loans, net	3,115	(7,706)	(5,695)
Net cash provided by (used in) financing activities	294,590	(102,691)	(123,295)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	222,359	(26,049)	(9,323)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	84,564	93,887	93,887
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$306,923	$67,838	$84,564
(*) Dividend received	$9,614	$7,147	$13,047

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (in thousands)

	Nine months ended September 30,		Year ended December 31,
	2007	2006	2006
	(Unaudited)		(Audited)

SUPPLEMENTARY CASH FLOWS ACTIVITIES:

Cash paid during the period for:

Income taxes	$22,610	$14,709	$15,955

Interest	$12,767	$14,199	$14,311

SCHEDULE A:
Subsidiaries acquired (Tadiran and FTL- see Notes 1B and C)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition:

Working capital, net (excluding cash and cash equivalents)	$40,540	$-	$-
Property, plant and equipment	25,175	-	-
Other long-term assets	63,063	-	-
Goodwill and other intangible assets	530,536	-	-
In-process R&D	16,560	-	-
Deferred income taxes	(71,919)	-	-
Long-term liabilities	(76,910)	-	-
Equity investment in Tadiran	(173,870)	-	-
	$353,175	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

- -

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
U. S. dollars (In thousands)

Note 1 -  GENERAL

A.
The accompanying financial statements have been prepared in a condensed format as of September 30, 2007, and for the three and nine months then ended in accordance with generally accepted accounting principles in the United States ")U.S. GAAP”( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP, but which are not required for interim reporting purposes, have been condensed or omitted.

These statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2006.

The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2006 in order to conform to the current year’s presentation.

Operating results for the nine and three months ended September 30, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

B.
On April 26, 2007, the Company completed its Cash Tender Offer (“the Offer”) for the balance of the ordinary shares of Tadiran Communications Ltd. (“Tadiran”), which prior to the completion of the Offer was a publicly traded company in Israel, held 42% by the Company and recorded the investment as an equity investee. As a result, Tadiran became a private, wholly-owned subsidiary of the Company. The total amount paid by the Company for the Tadiran shares relating to the Offer was approximately $383 million. The results of Tadiran are consolidated in the Company’s financial statements commencing the beginning of the month after the date of completion of the Offer.

The table below summarizes the Preliminary Purchase Price Allocation (“PPA”), for the aggregate assets acquired, and liabilities assumed, in connection with the acquisition of the Tadiran shares as follows:

	Acquired share of book value in Tadiran	Excess cost	Total	Expected useful lives of excess cost
	(in thousands of U.S. dollars)
Working capital	$67,600	(17,400)	$50,200	Up to a quarter
Long-term assets and investments	44,100	1,100	45,200	20 years
Long-term liabilities	(53,000)	800	(52,200)	3 years
Brand name	5,700	18,200	23,900	15 years
Customer relationships and backlog	-	96,800	96,800	2-10 years
Technology	2,700	40,800	43,500	10 years
IPR&D	-	16,600	16,600	Immediate write-off
Deferred taxes	-	(35,100)	(35,100)
Goodwill	32,800	161,300	194,100	Indefinite - subject to annual impairment test
	$99,900	$283,100	$383,000

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
U. S. dollars (In thousands)

Note 1 -  GENERAL (Cont.)

The assets and liabilities recorded in connection with the PPA for the Tadiran acquisition are based upon preliminary estimates of fair values for contracts in process, inventories, estimated costs in excess of estimated contract value to complete contracts in process in a loss position, contingent assets and liabilities, identifiable intangibles, goodwill, property, plant and equipment and deferred income taxes. Actual adjustment will be based on the final appraisals and other analysis of fair values, which are in process. The Company expects to complete the PPA by the end of 2007. The Company does not expect the difference between the preliminary and final PPA for this business acquisition to have a material impact on its results of operations or financial position.

Following the acquisition of the Tadiran shares in the second quarter of 2007, the Company identified and wrote-off duplicated inventories and equipment and accrued termination costs in a total amount of $10,482, which was recorded as restructuring costs in the cost of revenues.

The following unaudited proforma data is based on historical financial statements of the Company and Tadiran and is provided for comparative purposes only. The proforma information does not purport to be indicative of the results that actually would have occurred had the purchase of the shares been consummated prior to the beginning of the reported periods.

The proforma information reflects the results of the Company's operations assuming that Tadiran’s results were included in the Company’s consolidated results prior to each of the reported periods and under the following assumptions:

(1)
Intangible assets (customer relationships, backlog, brand name and technology) arising from the acquisition of the Tadiran shares of approximately $228,000, net of related deferred taxes of approximately $57,000, is amortized over a period of 2-15 years.

(2)	Excess of cost over equity purchased allocated to real estate assets of approximately $1,800, net of related deferred taxes of approximately $450, is amortized over a period of 20 years.

(3)
The cost attributed to purchase IPR&D projects, in the amount of approximately $16,560, has been charged to operations immediately as a non-recurring item and is not included in the proforma consolidated results.

(4)	Intercompany balances and transactions, if any, have been eliminated.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Proforma sales	$518,947	$438,402	$1,476,749	$1,249,578
Proforma income	$26,375	$26,136	$63,840	$58,959
Proforma earnings per share
Basic	$0.63	$0.63	$1.52	$1.43
Diluted	$0.62	$0.62	$1.51	$1.41

C.	On July 27, 2007, the Company reported that it acquired the entire share capital of the UK company Ferranti Technologies (Group) Limited (“FTL”) for £15 million (approximately $31,000).

The table below summarizes the preliminary PPA for the aggregate assets acquired, and liabilities assumed, in connection with the acquisition of FTL’s shares as follows:
	Acquired share of book value in FTL	Excess cost	Total	Expected useful lives of excess cost
	(in thousands of U.S. dollars)

Working capital	$3,873	$582	$4,455	2 years
Long-term assets and investments	3,845	3,376	7,221	20 years
Non-competition	-	436	436	2 years
Brand name	-	1,119	1,119	15 years
Customer relationships and backlog	-	8,933	8,933	13-15 years
Technology	-	750	750	15 years
Deferred taxes	-	(4,559)	(4,559)
Goodwill	-	12,055	12,055	Indefinite - subject to annual impairment test
	$7,718	$22,692	$30,410

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
U. S. dollars (In thousands)

Note 1 -  GENERAL (Cont.)

The assets and liabilities recorded in connection with the PPA for the FTL acquisition are based upon preliminary estimates of fair values for contracts in process, inventories, estimated costs in excess of estimated contract value to complete contracts in process in a loss position, contingent assets and liabilities, identifiable intangibles, goodwill, property, plant and equipment and deferred income taxes. Actual adjustment will be based on the final appraisals and other analysis of fair values, which are in process. The Company expects to complete the PPA by the end of 2007. The Company does not expect the difference between the preliminary and final PPA for this business acquisition to have a material impact on its results of operations or financial position.

Proforma information in accordance with SFAS No. 141 has not been provided, since the net income of FTL was not material in relation to total revenues and net income of the Company.

Note 2 -  SIGNIFICANT ACCOUNTING POLICIES

A.
The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements, except for the adoption of FASB Statement No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”).

The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of January 1, 2007, our unrecognized tax benefit (“tax contingencies”) totaled $18,750. As a result of the implementation of FIN 48, our tax contingencies increased by $4,846, which were recorded as a reduction to retained earnings. We do not expect a significant increase or decrease in unrecognized tax benefits over the next 12 months.

We record interest related to our tax contingencies as income tax expense. Our January 1, 2007 tax contingencies include $ 2,450 of interest.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
U. S. dollars (In thousands)

Note 2 -  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	(Cont.)

The Company and its subsidiaries are subject to examination by various tax authorities in jurisdictions such as Israel, the United States and Europe. With respect to the Company and its major subsidiaries, we have completed the examinations by the tax authorities for tax years through 2000. The Company and certain subsidiaries are under examination of the tax authorities for the years 2001-2005. The Company does not expect any adverse affect will result from their examination.

B.
Other new pronouncements issued but not effective as of September 30, 2007 are not expected to have a significant effect on the Company’s consolidated financial position or results of operations, with the possible exception of the following, which are currently being evaluated by management:

(1)
In February 2007, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure eligible items at fair value at specific election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company beginning January 1, 2008. Management is currently evaluating the effect that adoption of this statement will have on the Company’s consolidated financial position and results of operations when it becomes effective in 2008.

(2)
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”, which defines fair value, establishes a framework for consistently measuring fair value under GAAP, and expands disclosures about fair value measurement. SFAS No. 157 is effective for the Company beginning January 1, 2008, and the provisions of SFAS No. 157 will be applied prospectively as of that date. Management is currently evaluating the effect that adoption of this statement will have on the Company’s consolidated financial position and results of operations when it becomes effective in 2008.

(3)
On June 27, 2007 EITF 07-3 “Accounting for Nonrefundable Advance Payments for Good or Services Received for Use in Future Research and Development Activities (“EITF 07-3”) was issued. EITF 07-3 provides that nonrefundable advance payments made for goods or services to be used in future research and development activities should be deferred and capitalized until such time as the related goods or services are delivered or are performed, at which point the amounts would be recognized as an expense. This standard is effective for new contracts entered into after January 1, 2008. The Company is currently evaluating the impact of adopting EITF 07-3.

C.
The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
U. S. dollars (In thousands, except per share data)

Note 3 -  INVENTORIES, NET OF ADVANCES

	September	December 31,
	2007	2006
	(Unaudited)	(Audited)
Cost of long-term contracts in progress	$459,382	$373,045
Raw materials	112,713	90,075
Advances to suppliers and subcontractors	49,148	41,037
	621,243	504,157
Less - Cost incurred on contracts in progress
deducted from customer advances	73,296	49,455

Advances received from customers	99,793	77,246
Provision for losses	12,606	5,494
	$435,548	$371,962

Note 4 - STOCK OPTION PLAN

In January 2007, the Company’s shareholders approved the Company’s 2007 Option Plan (the “Plan”) to employees of the Company and certain subsidiaries. The options include: (i) Regular Options - up to 1,250,000 options exercisable into 1,250,000 shares of the Company in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options - up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of the Company’s share during 30 trading days preceding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the date the options are granted.

According to the Plan, the options granted on a certain date (the “Commencement Date”) will become vested and exercisable in accordance with the following vesting schedule:

(1) Fifty percent (50%) of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2) An additional twenty-five percent (25%) of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3) The remaining twenty-five (25%) of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

The options expire five years from the grant date.

The Company grants options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance related to the Capital Gains Tax Track.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
U. S. dollars (In thousands)

Note 4 - STOCK OPTION PLAN (Cont.)

A summary of the Company’s share option activity under the Plan and its previous stock option plan from 2000 is as follows:

	Nine months ended		Year ended December 31,
	September 30, 2007		2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding - beginning of the year	167,460	$15.70	1,602,752	$12.83	2,130,257	$12.60
Granted	2,381,300	33.27	-	-	22,000	19.36
Exercised	(46,124)	15.95	(1,366,809)	12.40	(549,505)	12.38
Forfeited	(58,300)	33.10	(68,483)	12.55	-	-
Outstanding - end of the period	2,444,336	$32.40	167,460	$16.45	1,602,752	$12.83
Options exercisable at the end of the period	57,211	$15.57	75,085	$15.70	1,470,752	$12.47

Aggregate intrinsic value of outstanding options as of September 30, 2007, related to the above mentioned option plans amounted to $36,640. The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the third quarter of 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on September 30, 2007. This amount changes based on the fair market value of the Company's stock.

Compensation expenses, related to the above mentioned option plans, net amounting to $3,637 were recorded in the nine months ended September 30, 2007. The expenses were recorded based on SFAS No. 123(R) and SAB 107. As of September 30, 2007, there was approximately $16,500 of total unrecognized compensation cost related to share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of four years.

Note 5 - COMMITMENTS AND CONTINGENT LIABILITIES

A.
On July 4, 2007, the Company announced it was advised that a claim was filed by certain minority shareholders of ImageSat International N.V. (“ImageSat”). The claim was filled in the United States District Court for the Southern District of New York against ImageSat, Israel Aerospace Industries Ltd. (“IAI”), the Company and certain current and former officers and directors of ImageSat. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elbit Systems Electro-Optics Elop Ltd. (“Elop”) holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. ImageSat is engaged in the operation of satellites and in providing satellite imagery. IAI has manufactured and supplied ImageSat two satellites. Elop has manufactured the cameras for those satellites, as IAI's sub-contractor. The claim contains various allegations that the defendants allegedly breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs, who are certain of ImageSat’s minority shareholders. The claim alleges various causes of action and damages aggregating hundreds of millions of dollars, not all of which are alleged against Elbit Systems and/or each of the former or current ImageSat directors. Based on a preliminary analysis, the Company believes it has good defenses to the claim.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
U. S. dollars (In thousands)

Note 5 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.
On November 7, 2007, the Company announced that on November 6, 2007, a jury verdict was rendered in a trial in the U.S. against several defendants, including Kollsman, Inc. (“Kollsman”), a wholly-owned U.S. subsidiary of the Company. The trial involved primarily misappropriation of trade secrets relating to two models of a commercial air data computer. The jury’s verdict awarded damages against all of the defendants, including an award against Kollsman. The verdict also allows for the possibility of the court’s imposition of exemplary damages and other costs against any or all of the defendants based on willful conduct. Kollsman is evaluating the options available to it in light of the jury verdict and believes it has bases to appeal the verdict and to object to the imposition of any exemplary damages or other costs. The impact of the verdict is reflected in the third quarter results.

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